Exhibit (n)(1)

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the captions “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectus, dated January 29, 2026, and included in this initial filing of the Registration Statement (Form N-2) of Golub Capital Private Credit Fund and Subsidiaries (the “Registration Statement”).

We also consent to the inclusion of our report dated November 25, 2025, with respect to the consolidated financial statements of Golub Capital Private Credit Fund and Subsidiaries included in the Annual Report (Form 10-K) for the year ended September 30, 2025, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois

January 29, 2026